SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

EAGLE SUPPLY GROUP, INC.

(Name of Subject Company)

EAGLE SUPPLY GROUP, INC.

(Name of Persons Filing Statement)

Common Stock,

par value $0.0001 per share

(Title of Class of Securities)

269894 10 1

(CUSIP Number of Class of Securities)

Douglas P. Fields,

Chief Executive Officer

Eagle Supply Group, Inc.

122 East 42nd Street, Suite 1618

New York, New York 10168

Telephone: (212) 986-6190

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of persons filing statement)

With a copy to:

Richard A. Denmon, Esq.

Carlton Fields, P.A.

Corporate Center Three at International Plaza

4221 W. Boy Scout Boulevard

Tampa, Florida 33607-3239

Telephone: (813) 223-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Eagle Supply Group, Inc., a Delaware corporation (the “Company”), initially filed with the Securities and Exchange Commission (the “Commission”) on August 16, 2004, as amended by Amendment No. 1 thereto filed with the Commission on September 1, 2004 (together with the exhibits and annexes attached thereto, the “Schedule 14D-9”) relating to the offer by Gulfco Acquisition, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Gulfside Supply, Inc., a Florida corporation (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $2.20 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 16, 2004, as filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

Item 2. Identity and Background of Filing Person.

This Item 2 of the Schedule 14D-9 is amended and supplemented:

(a) by adding the following paragraph immediately after the third full paragraph of the subsection “(a) Tender Offer”:

“On September 10, 2004, due to potential hurricane conditions that may exist in the State of Florida at the location of the principal executive offices of Parent and Purchaser on September 13 and 14, 2004, the Company, Parent and Purchaser agreed to amend the Merger Agreement (“Merger Agreement Amendment”) to extend the Offer until 12:00 midnight, New York City time, on September 21, 2004. Since all the terms and conditions to the Offer would have been satisfied if the Offer expired as of the date of such amendment, the Merger Agreement Amendment also specifically provides that the Minimum Condition and certain other conditions to the Offer which generally relate to material adverse effect and breaches of representations and warranties are deemed waived by Parent and Purchaser. Copies of the Merger Agreement Amendment and the joint press release issued on September 10, 2004 announcing the amendment of the Merger Agreement and the extension of the Offer are filed as Exhibits (e)(19) and (a)(5)(C) and are incorporated herein by reference.”

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

This Item 3 to Schedule 14D-9 is amended and supplemented by adding the following sentence in subsection “(b) Agreements between the Company and Parent” at the end of the paragraph under the italicized subheading “The Merger Agreement, Tender Agreement, and Stock Option Agreement”:

“The summary of the material terms of the Merger Agreement Amendment contained under Item 2 to this Schedule 14D-9 is incorporated herein by reference and such summary is qualified in its entirety by reference to the Merger Agreement Amendment which is filed as Exhibit (e)(19) and incorporated herein by reference.”

Item 4. Solicitation or Recommendation.

This Item 4 to the Schedule 14D-9 is amended as follows:

(a) The subsection “(b) Background of the Transaction” is amended by adding the following sentence at the end of the last paragraph of this subsection:

“As a result of a potential hurricane affecting the State of Florida on the date of the originally scheduled Expiration Date for the Offer, on September 10, 2004, the parties agreed to amend the Merger Agreement to extend the Offer until 12:00 midnight, New York City time, on September 21, 2004 and to waive all conditions to the Offer.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibits:

Exhibit No.
Exhibit (a)(5)(C)	Press release issued by Parent and Purchaser dated September 10, 2004 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO)

Exhibit (e)(19)	Amendment No. 1 to the Merger Agreement, dated September 10, 2004 (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO)

SIGNATURE

After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

EAGLE SUPPLY GROUP, INC.

By:	/S/ JAMES E. HELZER
Name:	James E. Helzer
Title:	President

Dated: September 10, 2004

EAGLE SUPPLY GROUP, INC.

By:	/S/ DOUGLAS P. FIELDS
Name:	Douglas P. Fields
Title:	Chief Executive Officer

Dated: September 10, 2004